                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  2 )*
                                            ---

                             THE TITAN CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   888266103
             ----------------------------------------------------
                                (CUSIP Number)

                              Michele L. Sheldon
                            Gibson, Dunn & Crutcher
                               333 So. Grand Ave
                             Los Angeles, CA 90071

                                (213) 229-7905
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 10, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 888266103
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert J. Feibusch; Feibusch & Co., Inc. IRS ID No.: 68-003700; Bob K. Pryt SSN:###-##-####: BKP Capital Management 94-3137664: BKP Partners, L.P., a California Limited Partnership 94-3124071

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC; OO

- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California: Feibusch & Co., Inc, BKP Capital Management; BKP Partners, L.P.; USA: Robert J. Feibusch, Bob K. Pryt

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Robert J. Feibusch: 0; Feibusch & Co., Inc.: 0; BKP
                          Capital Management: 0; BKP Partners, L.P.: 0; Bob K.
      SHARES              Pryt: 0

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          Robert J. Feibusch: 705,100; Feibusch & Co., Inc.:
       EACH 705,100; BKP Capital Management: 1,080,000; BKP Partners, L.P.: 1,080,000; Bob K. Pryt: 1,080,000
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          Robert J. Feibusch: 0; Feibusch & Co., Inc.: 0; BKP
       WITH               Capital Management: 0; BKP Partners, L.P.: 0; Bob K.
                          Pryt: 0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          Robert J. Feibusch: 705,100; Feibusch & Co., Inc.:
                          705,100; BKP Capital Management: 1,080,000; BKP Partners, L.P.: 1,080,000; Bob K. Pryt: 1,080,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Robert J. Feibusch: 705,100; Feibusch & Co., Inc.: 705,100; BKP Capital
      Management: 1,080,000; BKP Bob K. Pryt: 1,080,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Robert J. Feibusch: 4.38%; Feibusch & Co., Inc.: 4.38%; BKP Capital
      Management: 6.72%; BKP Partners, 6.72%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      Feibusch & Co., Inc.: CO; BKP Capital Management: CO; BKP Partners, L.P.:
      PN; Robert J. Feibusch: IN; Bob K. Pryt: IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
             TO SECURITIES OF THE ISSUER
             ---------------------------

             Attached hereto as Exhibit G is a letter signed by each of the reporting persons confirming the termination of their letter agreement dated October 4, 1995 and that they will no longer file as a "group" on schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

             Item 7 is hereby supplemented and amended to include the following information:

             Exhibit G --  Letter dated September 10, 1996 Feibusch & Co., Inc.
                           to Bob K. Pryt, BKP Capital Management, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 1996


                                       Robert J. Feibusch
                                       Feibusch & Co., Inc.
                                       BKP Capital Management
                                       BKP Partners, L.P.
                                       Bob K. Pryt

                                       by   /s/ Robert J. Feibusch
                                         ------------------------------
                                              Robert J. Feibusch
                                              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                              SEQUENTIAL
LETTER        TITLE                                                  PAGE NUMBER
- -------       -----                                                  -----------
   G          Letter dated September 10, 1996 from Feibusch &             6
              Co., Inc. to Bob K. Pryt, BKP Capital Management,
              Inc.

                             FEIBUSCH & CO., INC.
                      80 East Sir Francis Drake Boulevard
                          Larkspur, California  94939
                                 415-925-9777
                               Fax: 415-925-9780


                                            September 10, 1996



Bob K. Pryt
BKP Capital Management, Inc.
One Sansome Street
Suite 3900
San Francisco, CA  94104

Dear Bob:

     This is to confirm the termination of our letter agreement dated November 21, 1995, concerning our respective ownership of common stock of The Titan Corporation (Titan).

     Henceforth, we shall not act in concert or share expenses concerning our investments in Titan, and shall make no further "group" filings on Schedule 13D, other than a single filing to disclose the information set forth herein.

     Each of us acknowledges that we have no agreement, arrangement or understanding with respect to the acquisition, disposition, holding or voting of our respective Titan shares.

                                            Very truly yours
                                            Feibusch & Co., Inc.

                                               /s/ Robert J. Feibusch
                                            ------------------------------
                                            Robert J. Feibusch, President


Confirmed as set forth above:
Bob K. Pryt
BKP Capital Management
BKP Partners, L.P.


By:    /s/ Bob K. Pryt
    ------------------------------
    Bob K. Pryt